JAMES J. D’ESPOSITO
ATTORNEY AT LAW
475 FIFTH AVENUE
NEW YORK, NEW YORK 10017
(212) 340-0208
FAX NO.: (212) 696-1271

                    July 10, 2006

BY ELECTRONIC TRANSMISSION
Mr. Steven Jacobs Securities and Exchange Commission Division of Corporation Finance Accounting Branch Mail Stop 4561 Washington, DC 20549

Re:	Corporate Realty Income Fund I, L.P. Form 10-K for the year ended December 31, 2005 File No. 0-15796

Dear Mr. Jacobs:

          I am in receipt of your letter dated June 15, 2006 (the “Comment Letter”) to Mr. Robert F. Gossett, Jr., President of the corporate general partner of the above-referenced company (the “Company”), commenting upon the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.  The responses in this letter are ordered and numbered to correspond to the comments in the Comment Letter.

          1.     Item 9A – Controls and Procedures, page 30.

          In accordance with your comment, the Company simultaneously herewith has amended its Annual Report on Form 10-K to state that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the annual report.

JAMES J. D’ESPOSITO
ATTORNEY AT LAW

Mr. Steven Jacobs
July 10, 2006

          2.     Consolidated Statements of Operations, page F-3.

          In accordance with discussions in a telephone conference call on June 27, 2006 among Mr. Matthew Maulbeck, Staff Accountant of the Commission, the undersigned, and Stuart Eisenberg, Reva Steinberg, and Donna Barone of BDO Seidman, LLP, the principal accountants for the audit of the Company’s annual financial statements, commencing with its quarterly report on Form 10-Q for the quarter ending June 30, 2006, the Company will revise the presentation of its Consolidated Statements of Operations to comply with the requirements of Rule 5-03 of Regulation S-X.  Specifically, the Company will state separately, as non-operating income, its interest income and, as non-operating expenses, its interest expense and amortization of loan costs.  In addition, the Company will re-prioritize its costs and expenses applicable to sales and revenues so that “property operations” will be listed as the first such expenses.

          3.     Report of Independent Registered Public Accounting Firm, page F-1.

          In accordance with your comment, the Company simultaneously herewith has amended its Annual Report on Form 10-K to revise the Report of Independent Registered Public Accounting Firm to refer to the “standards of the Public Company Accounting Oversight Board.”

          Attached to this letter is a statement from the Company acknowledging its rights and responsibilities regarding disclosure in filing an amendment to its Annual Report on Form 10-K and Staff comments and changes made in response to such comments.

          I trust this addresses to your satisfaction all of the comments raised in the Comment Letter.

Sincerely yours,

James J. D’Esposito

JJD/jks

cc.:	Mr. Matthew Maulbeck
Robert F. Gossett, Jr., Esq.
Mr. Stuart Eisenberg

ACKNOWLEDGEMENT

OF

CORPORATE REALTY INCOME FUND I, L.P.

                    In connection with its filing (the “Filing”) of an amendment to its Annual Report on Form 10-K/A for the year ended December 31, 2005 and a response to a staff comment letter dated June 15, 2006, Corporate Realty Income Fund I, L.P. (the “Company”), hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing under the Securities Exchange Act of 1934, as amended;
•

Comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CORPORATE REALTY INCOME FUND I, L.P.

	By:	1345 Realty Corporation,
General Partner

Dated: July 10, 2006	By:	/s/ Robert F. Gossett, Jr.
Robert F. Gossett, Jr.,
President